

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2014

<u>Via E-mail</u>
David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

     Re: Astronics Corporation
               Form 10-K for the fiscal year ended December 31, 2013
               Filed March 7, 2014
               File No. 000-07087

Dear Mr. Burney:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Legal Proceedings, page 11</u>

1. We note your disclosure regarding an action relating to an allegation of patent infringement. Please disclose the date the action was instituted, the specific relief sought, including quantification of the monetary damages, and include a more complete description of the factual basis alleged to underlie the proceeding. Refer to Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Contractual Obligations, page 24

2. Please tell us and revise to disclose the nature of the items that comprise the line item "other long-term liabilities" and where such amounts are classified on the balance sheet as it is not apparent from the disclosures provided in the notes to the financial statements or elsewhere in the filing.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

Note 19 – Acquisitions, page 57

3. Please revise to include all the disclosures required by paragraphs e through h of ASC 805-10-50-2 for the PGA and AeroSat acquisitions. In this regard, please note that such disclosures regarding acquisitions that are individually immaterial but material in the aggregate are required by ASC 805-10-50-3.

4. In a related matter, we note your disclosure that the purchase price allocation for each of these acquisitions is not finalized. In this regard, please revise to include the disclosures required by ASC 805-10-50-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant